FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of September 2018

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Results of Annual General Meeting held on September 6, 2018

At the Annual General Meeting of shareholders held today, September 6, 2018, the following proposed resolutions set forth in the proxy statement filed under Form 6-K on July 26, 2018, and the supplemental proxy statement filed under Form 6-K on August 2, 2018, were adopted:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.
To ratify and approve the entry of the Company into a directors and officers insurance policy, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its controlling shareholder), currently serving and as may serve from time to time;

3.	To ratify and approve the terms of employment of Mr. Eli Yaffe as the Chief Executive Officer of the Company;

4.	To approve the Company’s Amended Compensation Policy, as described in the Proxy Statement;

5.	To approve the extension of the Amended PCB Purchase Procedure with Nistec Ltd.;

6.	To approve the extension of the Soldering, Assembly and Design Services Procedure with Nistec Ltd.;

7.
To approve the extension of the procedure under which the Company may jointly acquire certain services together with Nistec Ltd. related to employees social activities, marketing services and insurance;

8.	To ratify and approve an extension to the exculpation letter granted to Mr. Yitzhak Nissan;

9.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, as the Company’s independent auditors for the year ending December 31, 2018 and for such additional period until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to approve their compensation; and

10.
To elect Ms. Ilana Lurie as an external director to the Company’s Board of Directors, for a period of three years commencing on September 6, 2018, according to the terms of the Companies Law and as described in the Proxy Statement Supplement.

For additional details please refer to the proxy statement filed under Form 6-K on July 26, 2018 and the supplemental proxy statement filed under Form 6-K on August 2, 2018.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and
Chief Financial Officer

Dated: September 6, 2018